UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes        No   X

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement.

HARMONY WELL GEARED TO DEAL WITH STRENGTH OF SA RAND

Johannesburg, 29 April 2003 — Harmony Gold Mining Company Limited (NYSE: HMY: JSE: HAR) today reported that the past quarter saw cash operating profit decreasing by 37% or R285 million to R478,4 million. The company’s performance was severely influenced by the continued strengthening of the South African Rand, increasing from R9,61 to the US Dollar, to R8,37 per US Dollar. This 13% appreciation contributed R125 million to the decrease in cash operating profit. The strength of the SA Rand more than negated the benefits from a higher US Dollar gold price.

Harmony’s results were also affected by the number of public holidays over the Christmas and New Year period. Although recovery grades were at similar levels, the loss of six working days (8%) resulted in a 8% reduction in tonnages from underground. This translates into a reduction of 1 500 kg or R142 million in revenue.

The company achieved a US$80/oz or 23% cash operating profit margin with cash costs of US$272/oz. When measured in R/kg terms, the gold price received was 5,5% lower at R94 687/kg to the R100 171/kg received previously. Over the past 3 quarters, the gold price received in South African Rand terms decreased by 11% from R106 463/kg to R94 687/kg.

In R/kg terms costs increased by 7% to R73 150/kg. This cost increase can directly be related to the decrease in tonnage from underground. Actual working costs were a very pleasing 2% lower at R1 625 million. Despite the lower tonnage from underground, unit costs in Rand/tonne were lower at R230/tonne. Cost reduction is the main short-term measure we have to counter the lower R/kg gold price.

The higher US Dollar gold price levels created an opportunity to further restructure the Australian hedge books. As at 31 December 2002, the company’s total commitments within the Australian portfolio totalled 1 608 675 ounces. The outstanding commitments have decreased by 613 675 ounces to 995 000 ounces as at 31 March 2003.

In terms of ounces produced, Harmony remains a South African producer with the bulk of its production coming from this country, thereby exposing investors to the volatility of the South African Rand. As much as we now experience the effect of a strengthening South African Rand, investors in Harmony have leveraged exposure to a weakening Rand as well as a rising US Dollar gold price.

On 26 February 2003 Harmony announced that it had agreed to subscribe for new shares and intended to make a public takeover offer for Australian listed gold producer Abelle Limited. As at 24 April 2003, Harmony’s total interest in Abelle was 115 915 732 (71,8%) ordinary shares and 33 014 410 (43,5%) listed options. The offer is now scheduled to close on 30 April 2003.

Issued by Harmony Gold
Mining Company Limited

For release on Tuesday
29 April 2003

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Ferdi Dippenaar
on +27(0)82 807 3684

Investor Relations Officer

Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614

cbobbert@harmony.co.za

www.harmony.co.za

JSE:	HAR HAR

NYSE:	HMY

ISIN No.:	ZAE000015228

JSE:	HARW

NYSE:	HMYWS

ISIN No.:	ZAE000031209

“On 20 March 2003, the South African Government released the draft Mineral and Petroleum Royalty Bill. We are of the opinion that any new royalty imposed will impact significantly on our financial results and the cost of mining in South Africa. As a concerned custodian of our shareholders’ investment, we have submitted our comments to both the Treasury Department and the Department of Minerals and Energy” commented chief executive, Bernard Swanepoel.

Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188

www.harmony.co.za	NYSE trading symbol: HMY	JSE trading symbol: HAR

Operationally, the company is well geared for the impact of the strong Rand. The Masimong Expansion Project, a growth project in the Free State, is progressing well with higher grades and tonnages and lower costs being achieved. The operational performance of Evander 8 Shaft continues to improve satisfactorily, underground tonnage is returning back to levels of 60 000 tonnes per month whilst the grade is showing similar improvement to recovery grades of 6,0 g/t. Overall production results from Evander are expected to return to the levels achieved before the seismic event of some nine months ago.

The benefits from the increased development programme to improve the flexibility at Elandsrand will deliver increased tonnages and grade over a period of six months. Deelkraal, which has been suffering from the lack of face availability, have holed two new raises in March. These will be available for mining within the next two months. A third raise line is expected to be available during May 2003.

The Free Gold Joint Venture operations reported a 29% or R58 million reduction in cash operating profit on a 50% attributable basis, down to R141 million. Working costs in R/kg terms increased by 10% to R62 545/kg, but working costs in R/tonne terms decreased by 4% to R223/tonne. At US$232/oz the Free Gold operations remain the most profitable assets in Harmony’s portfolio.

The lower US Dollar gold price and stronger Australian Dollar are affecting the operating margins at all the existing Australian operations. There will be an ongoing need for capital to explore and develop replacements for the existing short life projects. The company’s focus will however be on restricting mining activities to only those areas which will produce profitable ounces on a total cost basis.

“Whilst the current gold price environment is becoming more challenging with the unexpected strengthening of the South African currency, this is the environment which is similar to that in which the company grew substantially. It was during this time, with South African producers’ margins under pressure that the company grew its production base from 580 000 ounces per annum to the plus 3,0 million ounces for the current financial year,” concluded Bernard Swanepoel, chief executive.

CAUTIONARY NOTE REGARDING CERTAIN FINANCIAL MEASURES

Although Harmony’s annual and interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Principles, or S.A. GAAP, as prescribed by law and based on International Accounting Standards, or IFRS, the following financial measures used by Harmony are not S.A. GAAP or IFRS measures (and are not U.S. GAAP measures):

•	cash operating costs,

•	cash costs per ounce, kilogram and tonne, and

•	cash operating profits.

These measures should not be considered by investors in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented. Although the Gold Institute has provided a definition for the calculation of cash costs and cash costs per ounce used in these measures, the calculation of these measures may vary from company to company and may not be comparable to other similarly titled measures of other companies.

However, Harmony’s management believes that cash operating costs, cash costs per ounce (and kilogram and tonne) and cash operating profits are useful performance indicators because they provide:

•	an indication of profitability and efficiency,

•	the trends in costs as operations mature,

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involv ed which could cause results to differ from projections.

Cautionary Note to US Investors — The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclos ure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Marketing Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

•	a measure of gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold, and

•	a benchmark of performance commonly used in the gold mining industry.

Harmony calculates cash operating costs by aggregating costs in the following categories, which are included in the Gold Institute’s industry definition of cash costs:

•	mine production, transport and refinery costs,

•	general and administrative costs,

•	movement in production inventories and ore stockpiles,

•	transfers to and from deferred stripping, and

•	royalties.

Harmony calculates cash costs per ounce, kilogram and tonne by dividing cash operating costs by the number of ounces of gold, kilograms of gold or tonnes of ore, as applicable, that Harmony produced in the period presented.

Harmony calculates cash operating profits by subtracting cash operating costs from revenues.

The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and was revised in November 1999. Cash operating costs, cash costs per ounce, kilogram and tonne, and cash operating profits have been calculated on a consistent basis for all periods presented. Changes in cash operating costs, cash cost per ounce, kilogram and tonne, and cash operating profits are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. Dollar.

Cash operating costs include mine production, transport and refinery costs, general and administrative costs, movement in inventories and ore stockpiles, transfers to and from deferred stripping and royalty payments. In the periods presented, Harmony’s costs within these categories, analyzed by nature, consisted of the following:

	Three months ended

	March 31,	December 31,	March 31,	December 31,
	2003	2002	2003	2002

	Rand		U.S. Dollars
	(in millions)		(in millions)
Mine production costs

Labor costs, including contractors	831	823	99	86

Stores and materials	329	355	39	37

Water and electricity	156	150	19	16

Changes in inventory	(1)	(3)	—	—

Other[1]	310	324	37	33

Cash operating costs	1,625	1,649	194	172

[1] Includes transport and refinery costs, transfers to and from deferred stripping, general and administrative costs and royalties.

Harmony’s management believes that “cost of sales” is the S.A. GAAP measure that is most directly comparable to cash operating costs. Under the method that Harmony uses to calculate cash operating costs, the resulting figure does not differ from the figure that would have been calculated under S.A. GAAP in the periods presented. This is the case for Harmony in the periods presented because all of the costs included in “cost of sales” under

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involv ed which could cause results to differ from projections.

Cautionary Note to US Investors — The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclos ure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Marketing Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

S.A. GAAP are also included with the Gold Institute’s definition of cash operating costs, as applied by Harmony. Harmony expects this will continue to be the case in the future; however, if Harmony’s operations were to include substantial operations other than gold mining and related activities, then “cost of sales” under S.A. GAAP would include costs from all operations, while cash operating costs for gold mining and related activities would include only those items that are within the Gold Institute’s definition of cash operating costs.

ENDS

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involv ed which could cause results to differ from projections.

Cautionary Note to US Investors — The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclos ure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Marketing Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott Name: Frank Abbott Title: Chief Financial Officer